EXHIBIT 99.1

CorpBanca Announces
Third Quarter 2011 Financial Report

Santiago, Chile, December 6, 2011 CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the third quarter ended September 30, 2011. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our internal exchange rate as of September 30, 2011 of Ch$519.32 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the Superintendency of Banks and Financial Institutions.

Financial Highlights	Mario Chamorro, CEO

Net income for the third quarter 2011 reached Ch$35.3 billion, an increase of 9.4% when compared to the second quarter 2011 and a decrease of 2% when compared to the third quarter 2010.

Total loans (excluding interbank and contingent loans) reached Ch$6,208 billion as of September 30, 2011, leaving CorpBanca with a market share of 7.31%, an increase of 0.23% compared to the second quarter 2011 and a decrease of 0.02% when compared to the third quarter 2010. CorpBanca continues to be the fourth major private bank in Chile.

During the third quarter 2011, CorpBanca raised capital in the amount of US$350 million through the issuance of its shares in the local Chilean market, increasing its capital basis by 38%.

Also during the third quarter 2011:

Net operating profit increased by 7% compared to the second quarter 2011 and 2% compared to the third quarter 2010;
Net provisions for loan losses increased by 40% compared to the second quarter 2011 and decreased 2% compared to the third quarter 2010; and

Total operating expenses decreased by 9% compared to the second quarter 2011 and increased 3% compared to the third quarter 2010.

With the recent increase in capital, CorpBanca will seek to improve its ability to effectively compete in the Chilean banking market, consolidate its wholesale banking division, and expand its participation in the small and medium enterprises segment.

The Bank will also be able to further strengthen its consumer segment by leveraging its strategic relationship with its controlling shareholder and its businesses, with a particular emphasis on CorpBanca’s joint venture with SMU S.A.

We were able to sustain the pace of our growth during the third quarter 2011 due to the positive results we experienced through the implementation of our strategies in our various business segments and the recent capital increase. CorpBanca´s loan portfolio increased by almost 8% compared to the second quarter 2011. Despite larger minimum regulatory provisions and a temporary increase in the observed exchange rate as reported by the Chilean Central Bank during the third quarter 2011, we expect to continue to achieve positive results for the year.
pBanca’s joint venture with SMU S.A.

We were able to sustain the pace of our growth during the third quarter 2011 due to the positive results we experienced through the implementation of our strategies in our various business segments and the recent capital increase. CorpBanca´s loan portfolio increased by almost 8% compared to the second quarter 2011. Despite larger minimum regulatory provisions and a temporary increase in the observed exchange rate as reported by the Chilean Central Bank during the third quarter 2011, we expect to continue to achieve positive results for the year.

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December 6, 2011
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General Information

Market Share

In the third quarter 2011, we fully recovered the market share we lost during the first two quarters of 2011.
This was explained mainly by an increase of 10% in wholesale lending.
Total loans increased 14% for the nine months ended September 30, 2011.

Net Income (12 months trailing in millions of Chilean pesos)

Our net income has significantly expanded since the first quarter of 2009.
Net income for the third quarter 2011 was Ch$35.3 billion.
The chart shows the trend in our 12 months trailing net income. For the 12 months trailing September 30, 2011, our net income for that period was the highest we have ever earned.

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December 6, 2011
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ROE – ROA

Our ROE has continuously been ahead of the industry average since the year ended December 31, 2009 and that trend continued until the first half of 2011.  The US$370 million capital increase in July 2011 has, however, had an initial impact on our ROE during the third quarter 2011.
Our ROA decreased slightly in the last quarter mainly because of an increase in loans to larger ticket clients with lower risk profiles and lower spreads.
The overall success of our wholesale banking model, improvements in our retail segments and improved economic conditions are the principal reasons for our high profitability.

Risk Index (Loan loss allowances / Total loans)

Consistent with one of our core strategies, CorpBanca has one of the lowest risk indices (Loan loss allowances / Total loans) in the industry.
We continued to improve that trend during the third quarter 2011.

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December 6, 2011
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Efficiency Ratio (%)

Operational efficiency is also a core strategy for CorpBanca. The chart illustrates how our efficiency ratio is better than the industry average in Chile.
Our low operational cost is based on a cost control culture that allows the bank to effectively compete in the Chilean market and realize high profits.

BIS Ratio (%)

The recent increase of capital reversed the decreasing trend in our BIS ratio.  During the three months ended September 30, 2011, we had one of the highest levels of capitalization among banks in Chile according to the Superintendency of Banks and Financial Institutions.

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December 6, 2011
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Branches – ATM – Employees

We have 116 branches in Chile, almost half of them are in Santiago. We also have a branch in New York and a representative office in Madrid.

The total number of ATMs has increased in the last two years, mainly due to the installation of ATMs in Unimarc supermarkets. Unimarc is owned by SMU S.A., a retail business holding company controlled by our principal shareholder. Unimarc is the third largest supermarket chain in Chile in terms of total sales and the largest in terms of food sales according to independent industry publications.
The number of our employees increased by 2.0% in the third quarter 2011 compared to the second quarter 2011. This follows our strategy of maximizing efficiency without significantly increasing our costs as we continue to grow our portfolio and increase the products we offer to our customers.

Management’s Discussion and Analysis

I) Financial Performance Review

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q11	2Q11	3Q10	3Q11/3Q10	3Q11/2Q11
Net interest income	47,653	48,000	53,415	-10.8%	-0.7%
Net fee and commission income	12,448	15,761	15,105	-17.6%	-21.0%
Treasury	25,632	18,287	18,643	37.5%	40.2%
Other operating income	4,425	2,067	1,418	212.1%	114.1%
Net operating profit before loan losses	90,158	84,115	88,581	1.8%	7.2%
Provision for loan losses	(13,852)	(7,840)	(14,070)	-1.5%	76.7%
Net operating profit	76,306	76,275	74,511	2.4%	0.0%
Operating expenses	(32,424)	(35,750)	(31,492)	3.0%	-9.3%
Other operating expenses	(2,297)	(2,813)	(1,727)	33.0%	-18.3%
Operating income	41,585	37,712	41,292	0.7%	10.3%
Income from investments in other companies	-	232	-	-	-100.0%
Income before taxes	41,585	37,944	41,292	0.7%	9.6%
Income tax expense	(6,695)	(6,069)	(5,299)	26.3%	10.3%
Minority interest	(416)	(398)	(37)	1024.3%	4.5%
Net income attributable to shareholders	35,306	32,273	36,030	-2.0%	9.4%

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December 6, 2011
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Net interest income

Net interest income decreased by 11% in the third quarter 2011 compared to the second quarter 2011. The decrease is mainly a result of the following:
•	A contraction in the UF (an inflation indexed unit of account) growth pace. The UF increased by 0.8% in the third quarter 2011 compared to a 1.4% increase during the second quarter 2011.
•	An increase in our assets, especially our commercial loans.
•
A rise in our funding cost as a result of a larger proportion of peso denominated deposits and an increase in the Central Banks’ interest rate from a 4.74% average in the second quarter 2011 to a 5.25% average in the third quarter.

Fees and income from services

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q11	2Q11	3Q10	3Q11/3Q10	3Q11/2Q11
Banking services(*)	7,568	8,280	7,025	7.7%	-8.6%
Securities brokerage services	1,063	508	3,368	-68.4%	109.2%
Mutual fund management	1,094	1,579	2,010	-45.6%	-30.7%
Insurance brokerage	1,919	2,700	2,055	-6.6%	-28.9%
Financial advisory services	349	2,196	222	56.8%	-84.1%
Legal advisory services	455	496	424	7.2%	-8.3%
Net fee and commission income	12,449	15,761	15,105	-17.6%	-21.0%

(*) Includes consolidation adjustments.

The decrease of Ch$3.3 billion in net fee and commission income during the third quarter 2011 compared to the second quarter 2011 is mainly due to a slower pace in commercial activity by individual consumers, affecting growth in checking accounts and the non-banking financial services we cross sell to our clients such as securities brokerage and insurance brokerage fees.

Our financial advisory services fees also decreased by 84% during the third quarter 2011 due to its business cycle.

Trading and investment

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q11	2Q11	3Q10	3Q11/3Q10	3Q11/2Q11
Trading and investment income:
Trading investments	2.789	3.424	(2.426)	-	-18.5%
Trading financial derivatives contracts	17.501	(2.332)	(14.394)	-	-
Other	25.890	(16)	(20.919)	-	-
Net income from financial operations	46.181	1.076	(37.739)	-	4193.0%

Foreign exchange profit (loss), net	8.217	7.752	8.217	0,0%	6.0%
Net results from accounting hedge derivatives	(9.567)	9.459	(12.349)	-22,5%	-

Net treasury position	54.398	8.828	(29.522)	-	516.2%

Total income from our treasury business during the third quarter 2011 rose by Ch$46 billion as compared to the second quarter 2011. The gains from our treasury business are mainly related to transactions and products that the bank offers to our corporate clients through our wholesale model and the successful implementation of our strategies related to taking advantage of new market opportunities.

CorpBanca hedges all its positions in foreign currency through derivatives to avoid any currency risk, so the final number of foreign exchange transactions will be mainly offset by the number of derivatives held for trading. Also, these results include mark-to-market profits/loss related to swap contracts (interest rate swaps and cross currency interest rate swaps) used for managing ALM risk positions

Derivatives and financial securities that may provide effective economic hedges for managing risk positions are treated and reported as trading, due to local regulatory restrictions.

Trading and investment income primarily includes the results from our trading portfolio, financial assets (marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies, and loans and deposits in Chilean pesos indexed to foreign currencies.

Provisions for loan losses (for Commercial and Retail loans)

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q11	2Q11	3Q10	3Q11/3Q10	3Q11/2Q11
Commercial, net	(9,675)	(7,627)	(7,564)	27.9%	26.8%
Residential mortgage, net	(625)	(499)	(206)	203.8%	25.3%
Consumer, net	(3,867)	(1,994)	(5,965)	-35.2%	94.0%
Others	(15)	4	8	-	-
Net provisions for loan losses	(14,182)	(10,116)	(13,727)	3.3%	40.2%

Our provisions for loan losses for commercial and retail loans increased by 40% or approximately Ch$4 billion during the third quarter 2011 compared to the previous quarter.  This increase was mainly due to the minimum regulatory provision of 0.5% for new commercial loans even for clients with very low risk profiles such as CorpBanca´s.  The Bank also experienced a temporary rise in the Ch$/US$ exchange rate, although provisions for loan losses issued in dollars increased during the third quarter 2011.

This increase is not related to a deterioration in our asset quality. Our risk index continues to be one of the lowest among the banking industry according to the Superintendency of Banks and Financial Institutions.

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December 6, 2011
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Operating expenses

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q11	2Q11	3Q10	3Q11/3Q10	3Q11/2Q11
Personnel salaries and expenses	17,409	20,276	17,643	-1.3%	-14.1%
Administrative expenses	13,162	13,640	11,867	10.9%	-3.5%
Depreciation and amortization	1,853	1,834	1,796	3.2%	1.0%
Impairment	-	-	186	-100.0%	-
Operating expenses	32,424	35,750	31,492	3.0%	-9.3%

Total operating expenses decreased by 9% during the third quarter 2011 as compared to the second quarter 2011 primarily as a result of a temporary reduction in our personnel salaries and expenses and administrative expenses. Personnel salaries and expenses decreased by 14% as compared to the second quarter 2011.

II) Assets and liabilities

Loan portfolio

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	sep-11	jun-11	sep-10	sep-11/ sep-10	sep-11/ jun-11
Wholesale lending	4.668.033	4.231.823	4.001.617	16.7%	10.3%
Commercial loans	3.822.498	3.554.782	3.398.647	12.5%	7.5%
Foreign trade loans	447.911	325.290	270.396	65.7%	37.7%
Leasing and Factoring	397.624	351.751	332.574	19.6%	13.0%
Retail lending	1.539.722	1.505.877	1.345.513	14.4%	2.2%
Consumer loans	414.612	403.399	406.302	2.0%	2.8%
Residential mortgage loans	1.125.110	1.102.478	939.211	19.8%	2.1%
Total loans	6.207.755	5.737.700	5.347.130	16.1%	8.2%

On a quarter-by-quarter basis, our total loans increased by 8% as of September 30, 2011 compared total loans as of June 30, 2011. This increase is primarily the result of an increase in commercial loans, which rose by Ch$268 billion.

Our market share grew by 0.23% during the third quarter 2011, from 7.08% in June 2011 to 7.31% in September 2011. For corporate and commercial loans, our market share as of September 30, 2011 was 8.85%, 0.35% higher than our market share as of June 30, 2011.

This quarter’s increase in retail loans was mainly due to a 2% raise in our residential mortgage loans during the third quarter 2011.

Securities Portfolio

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	sep-11	jun-11	sep-10	sep-11/ sep-10	sep-11/ jun-11
Trading investments	194,006	220,970	152,263	27.4%	-12.2%
Available-for-sale investments	530,278	991,109	676,159	-21.6%	-46.5%
Held-to-maturity investments	12,025	12,299	-	-	-2.2%
Total Financial Investments	736,309	1,224,378	828,422	-11.1%	-39.9%

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. We currently have a small amount of held-to-maturity investments. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

Our available for sale portfolio decreased by 46.5% as of September 30, 2011 compared to our available for sale portfolio as of June 30, 2011. This decrease is explained mainly by the proactive administration of our portfolio. After increasing its size in the second quarter 2011 with the aim of searching for new opportunities in the market, the Bank was able to sell securities in its investment portfolio during the third quarter 2011.

Funding strategy

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q11	2Q11	3Q10	3Q11/3Q10	3Q11/2Q11
Demand deposits	715,740	581,177	588,756	21.6%	23.2%
Time deposits and saving accounts	4,192,512	3,931,173	3,507,104	19.5%	6.6%
Investments sold under repurchase agreements	126,788	267,595	146,668	-13.6%	-52.6%
Mortgage finance bonds	189,926	202,957	241,174	-21.2%	-6.4%
Bonds	921,290	886,249	505,285	82.3%	4.0%
Subordinated bonds	402,130	403,191	254,291	58.1%	-0.3%
Interbank borrowings	26,622	21,610	138,720	-80.8%	23.2%
Foreign borrowings	634,970	562,071	474,853	33.7%	13.0%

Our current funding strategy is to continue utilizing all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. On July 29, 2010, we entered into a US$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as Lead Arrangers and Book-Runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes. On August 1, 2010, we implemented a local bond program for a maximum amount of UF 150 million at any time outstanding. Under the local bond program, we are capable of issuing two types of securities: (i) senior bonds, for a total amount of U.F. 100 million, divided in 28 series (from AB to AZ and from BA to BC), with a maturity ranging between 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, for a total amount of U.F. 50 million, divided in 16 series (from BD to BS), with a maturity ranging between 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The objective of the local bond program is to structure CorpBanca’s future issuances of debt in a way that provides for diverse alternatives of placements in order to efficiently manage its outstanding indebtedness. During 2011, we continued to increase the amount of funding from deposits and diversifying our funding mainly through bonds.

Shareholders’ Equity

As of September 30, 2011, we were the 4th largest private bank in Chile, based on our shareholders’ equity of Ch$713 billion and loans of Ch$6,208 billion. We had 250,358,194 thousand shares outstanding and a market capitalization of Ch$1,642 billion (based on a share price of Ch$6.56 pesos per share) as of September 30, 2011.

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December 6, 2011
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III) Other Related Information

Increase of Corpbanca Equity

During the third quarter 2011, CorpBanca raised capital in the amount of US$370 million through the issuance of its shares in the local Chilean market. The capital increase was part of the shareholder approved plan to issue 40,042,815,984 shares for payment, representing 15.0% of the total new equity, to be subscribed and paid at the price, terms and other conditions determined by the Board. In May, 2011, the Board issued 25,500,000,000 new shares and sold such shares at a price of Ch$7.5 per share. The rest of the new shares should not be issued before June 2012. The period to purchase these new shares for current shareholders was from June 3, 2011 to August 31, 2011, and our shareholders purchased 92% of the new shares. With this issuance of shares, the Bank raised funds in the amount of Ch$172,000 million (approximately US$350 million), increasing our capital basis by 38%.

Quarterly Consolidated Income Statements (unaudited)
	For the three months ended	For the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	sep-11	sep-11	jun-11	sep-10	sep-11/dec-10	sep-11/jun-11
	US$ths	Ch$mn

Interest income	248,829	129,222	138,329	99,158	26.4%	-6.6%
Interest expense	(157,069)	(81,569)	(90,329)	(45,743)	74.5%	-9.7%
Net interest income	91,760	47,653	48,000	53,415	-14.1%	-0.7%

Fee and commission income	29,458	15,298	18,550	17,223	-9.4%	-17.5%
Fee and commission expense	(5,488)	(2,850)	(2,789)	(2,118)	-5.0%	2.2%
Net fee and commission income	23,970	12,448	15,761	15,105	-10.3%	-21.0%

Net income from financial operations	51,956	26,982	1,076	(15,954)	-	2407.6%
Foreign exchange profit (loss), net	(2,600)	(1,350)	17,211	34,597	-	-
Total financial transantions, net	49,357	25,632	18,287	18,643	-	40.2%
Other operating income	8,521	4,425	2,067	1,418	-15.3%	114.1%
Net operating profit before loan losses	173,608	90,158	84,115	88,581	22.0%	7.2%

Provision for loan losses	(26,673)	(13,852)	(7,840)	(14,070)	124.0%	76.7%

Net operating profit	146,934	76,306	76,275	74,511	12.7%	0.0%

Personnel salaries and expenses	(33,523)	(17,409)	(20,276)	(17,643)	-10.0%	-14.1%
Administrative expenses	(25,345)	(13,162)	(13,640)	(11,867)	11.1%	-3.5%
Depreciation and amortization	(3,568)	(1,853)	(1,834)	(1,796)	-0.6%	1.0%
Impairment	-	-	-	(186)	-100.0%	-
Operating expenses	(62,435)	(32,424)	(35,750)	(31,492)	-2.3%	-9.3%
Other operating expenses	(4,423)	(2,297)	(2,813)	(1,727)	-55.4%	-18.3%
Total operating expenses	(66,859)	(34,721)	(38,563)	(33,219)	-9.4%	-10.0%
Operating income	80,076	41,585	37,712	41,292	41.6%	10.3%

Income from investments in other companies	-	-	232	-	-100.0%	-100.0%
Income before taxes	80,076	41,585	37,944	41,292	41.5%	9.6%

Income tax expense	(12,892)	(6,695)	(6,069)	(5,299)	115.7%	10.3%

Net income from ordinary activities	67,184	34,890	31,875	35,993	32.7%	9.5%

Net income from discontinued operations	-	-	-	-

Net income attributable to:
Minority interest	(801)	(416)	(398)	(37)
Net income attributable to shareholders	67,985	35,306	32,273	36,030

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December 6, 2011
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Consolidated Balance Sheet (unaudited)
	As of the three months ended	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	sep-11	sep-11	jun-11	sep-10	sep-11/dec-10	sep-11/jun-11
	US$ths	Ch$mn
Assets
Cash and deposits in banks	591,905	307,388	119,208	112,680	51.9%	157.9%
Unsettled transactions	466,473	242,249	246,138	263,280	204.0%	-1.6%
Trading investments	395,469	205,375	220,970	152,263	3.9%	-7.1%
Available-for-sale investments	1,253,512	650,974	991,109	676,159	-12.8%	-34.3%
Held-to-maturity investments	21,834	11,339	12,299	-	-	-7.8%
Investments under resale agreements	109,285	56,754	67,770	25,764	-25.0%	-16.3%
Financial derivatives contracts	638,728	331,704	217,631	200,451	62.5%	52.4%
Interbank loans, net	646,673	335,830	110,617	42,967	424.8%	203.6%
Loans and accounts receivable from customers	11,953,620	6,207,754	5,737,699	5,347,129	13.5%	8.2%
Loan loss allowances	(205,671)	(106,809)	(101,400)	(103,993)	0.2%	5.3%
Loans and accounts receivable from customers, net of loan loss allowances	11,747,951	6,100,946	5,636,300	5,243,137	13.8%	8.2%
Investments in other companies	6,899	3,583	3,583	3,583	0.0%	0.0%
Intangible assets	24,709	12,832	12,341	12,596	-2.0%	4.0%
Property, plant and equipment	104,354	54,193	54,621	54,009	1.4%	-0.8%
Current taxes	11,671	6,061	76	805	4526.7%	7875.0%
Deferred taxes	54,007	28,047	26,936	19,611	10.3%	4.1%
Other assets	567,769	294,854	214,552	94,673	200.1%	37.4%
Total Assets	16,641,239	8,642,128	7,934,150	6,901,977	21.3%	8.9%
	-
Liabilities	-
Deposits and other demand liabilities	1,378,225	715,740	581,177	588,756	16.9%	23.2%
Unsettled transactions	344,888	179,107	217,154	238,918	331.3%	-17.5%
Investments sold under repurchase agreements	244,142	126,788	267,595	146,668	-33.0%	-52.6%
Time deposits and other time liabilities	8,073,080	4,192,512	3,931,173	3,507,104	13.3%	6.6%
Financial derivatives contracts	464,584	241,268	142,934	169,817	37.7%	68.8%
Interbank borrowings	1,233,783	640,728	563,054	588,484	27.2%	13.8%
Issued debt instruments	2,914,092	1,513,346	1,492,397	1,000,750	24.5%	1.4%
Other financial liabilities	40,176	20,864	20,627	25,089	-11.8%	1.1%
Current taxes	345	179	1,870	10,695	-97.5%	-90.4%
Deferred taxes	53,649	27,861	21,227	16,539	31.1%	31.3%
Provisions	89,203	46,325	37,371	72,483	-41.9%	24.0%
Other liabilities	432,204	224,452	139,415	21,619	968.9%	61.0%
Total Liabilities	15,268,370	7,929,170	7,415,994	6,386,922	20.3%	6.9%
Equity	-
Capital	976,485	507,108	450,305	342,379	48.1%	12.6%
Reserves	269,393	139,901	28,498	26,406	429.8%	390.9%
Valuation adjustment	(9,863)	(5,122)	(6,277)	(7,190)	85.7%	-18.4%
Retained Earnings:
Retained earnings or prior periods	-	-	346	104,907	-100.0%	-100.0%
Income for the period	186,498	96,852	61,546	92,340	-18.6%	57.4%
Minus: Provision for mandatory dividend	(55,950)	(29,056)	(18,464)	(46,170)	-51.2%	57.4%
Attributable to Bank shareholders	1,366,562	709,683	515,954	512,672	33.3%	37.5%
Non-controlling interest	6,306	3,275	2,202	2,383	11.3%	48.7%
Total Equity	1,372,868	712,958	518,156	515,055	33.2%	37.6%
Total equity and liabilities	16,641,239	8,642,128	7,934,150	6,901,977	21.3%	8.9%

Press Release
December 6, 2011
Page  10 / 10

Quarterly Evolution Selected Performance Ratios (unaudited)
	mar-10	jun-10	sep-10	dic-10	mar-11	jun-11	sep-11

Capitalization
BIS Ratio(5)	13.28%	12.68%	12.82%	13.43%	12.33%	11.82%	14.68%
Shareholders' equity / Total assets	7.05%	7.07%	7.46%	7.51%	6.94%	6.53%	8.25%
Shareholders' equity / Total liabilities	7.58%	7.61%	8.06%	8.12%	7.46%	6.99%	8.99%

Asset quality
Risk Index (Loan loss allowances / Total loans )	1.93%	1.87%	1.94%	1.95%	1.91%	1.77%	1.72%
Provisions for loan losses / Total loans(1)	1.21%	1.17%	1.05%	0.45%	0.83%	0.55%	0.89%
Provisions for loan losses / Total assets(1)	0.88%	0.88%	0.82%	0.35%	0.64%	0.40%	0.64%
Provisions for loan losses / Net operating profit before loans losses	19.9%	17.9%	15.9%	8.4%	14.1%	9.3%	15.4%
Provisions for loan losses / Net income	59.0%	52.4%	39.1%	23.5%	39.3%	24.6%	39.7%

Profitability
Net interest income / Interest-earning assets(1)(2) (NIM)	3.40%	3.88%	3.51%	3.49%	2.98%	2.78%	2.63%
Net operating profit before loan losses / Total assets(1)	4.43%	4.93%	5.13%	4.15%	4.52%	4.24%	4.17%
Net operating profit before loan losses / Interest-earning assets(1)(2)	4.86%	5.50%	5.82%	4.65%	5.17%	4.87%	4.97%
ROA (before taxes), over total assets(1)	1.79%	2.03%	2.39%	1.65%	1.96%	1.91%	1.92%
ROA (before taxes), over interest-earning assets(1)(2)	1.96%	2.27%	2.71%	1.85%	2.25%	2.20%	2.29%
ROE (before taxes)(1)	27.5%	34.6%	43.9%	32.9%	30.7%	34.6%	28.3%
ROA, over total assets(1)	1.50%	1.68%	2.09%	1.48%	1.62%	1.61%	1.61%
ROA, over interest-earning assets(1)(2)	1.64%	1.88%	2.36%	1.65%	1.85%	1.85%	1.92%
ROE(1)	23.08%	29.09%	38.27%	29.94%	25.52%	29.46%	24.06%

Efficiency
Operating expenses / Total assets(1)	1.65%	1.80%	1.83%	1.86%	1.81%	1.80%	1.50%
Operating expenses/ Total loans(1)	2.28%	2.40%	2.36%	2.43%	2.37%	2.49%	2.09%
Operating expenses / Operating revenues	37.3%	36.5%	35.3%	44.7%	40.0%	42.5%	36.0%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)	0.1367	0.1586	0.1820	0.1295	0.1550	0.1662	0.1661
Diluted Earnings per ADR before taxes (US$ per ADR)	13.050	14.499	18.802	13.843	0.4872	0.5336	0.4798
Diluted Earnings per share (Ch$ per share)	0.1147	0.1335	0.1588	0.1177	0.1290	0.1414	0.1410
Diluted Earnings per ADR (US$ per ADR)	10.943	12.201	16.406	12.579	0.4055	0.4538	0.4073
Total Shares Outstanding (Thousands)(4)	226,906,772.0	226,909,290.6	226,909,290.6	226,909,290.6	226,909,291.6	228,306,683.3	250,358,194.2
Peso exchange rate for US$1.0	523.86	547.1	483.92	467.78	477.18	467.22	519.32

(1) Annualized figures
(2) Interest-earning assets: Total loans and financial investments
(3) Charge-off rates are defined as the net charge-offs less recoveries to outstanding loans
(4) During the third quarter 2011, the bank increase its capital base

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 660-2351
investorrelations@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 660-2699
claudia.labbe@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com